May 21, 2013

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund IV, L.P., Series 1 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

You may recall that the Partnership proposed a Plan of Liquidation pursuant to a consent solicitation statement dated April 7, 2011. The Plan of Liquidation was approved on June 1, 2011. Pursuant to the Plan we have directed our efforts to liquidating the remaining properties. Since our last property disposition notice to you, the Partnership has sold its interests in two local limited partnerships; Regency Court Partners, a California limited partnership and Seneca Falls East Apartments Company II, L.P., a New York limited partnership. Additionally, Hidden Valley Limited Partnership, a New Mexico limited partnership, sold its apartment complex as outlined in the proxy materials dated September 19, 2012 and approved November 15, 2012. Proceeds from the sales received by the Partnership were used to pay liabilities owed to the General Partner by the Partnership, and the balance is being held in reserves.

The schedule comprising Attachment No. 1 hereto includes each property’s appraised value and each property’s loan balance as of as of the respective dates set forth. The table also includes the type of transaction (asset or limited partnership interest sale) and the date each transaction took place.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 146 % of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own interests in other apartment complexes and is seeking to dispose of each and thereafter terminate its operations. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the Hidden Valley apartment complex resulted in gross taxable income to Limited Partners which was reflected in your 2012 K1, and the sales of the two local limited partnership interests will be reflected in your 2013 K1, expected to be delivered to you approximately February or March 2014. Accordingly each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,

/s/ DENIM MERCADO

Denim Mercado
Investor Services Manager

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

Attachment No. 1
A	B	C	D	E	F
Local Limited Partnership	Mortgage Debt at Date of Sale	Appraised Value	Date of Appraisal	Date of Sale	Type of Transaction
Hidden Valley Limited Partnership	$1,402,000	$875,000	5/15/2012	12/21/2012	Asset Sale

Local Limited Partnership	Mortgage Debt at 12/31/12	Appraised Value	Date of Appraisal	Date of Sale	Type of Transaction
Regency Court Partners	$3,797,240	$5,300,000	5/14/2012	3/31/2013	LP Interest Sale
Seneca Falls East Apartments Company II, L.P.	$842,487	$485,000	10/12/2012	3/31/2013	LP Interest Sale

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com